                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-3A-2

     Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1


                                CLECO CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR (EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

         Claimant, Cleco Corporation ("Cleco"), is incorporated under the laws of the State of Louisiana and is located at 2030 Donahue Ferry Road, Pineville, Louisiana 71360. Effective July 1, 1999, Cleco became the parent holding company of Cleco Utility Group Inc. ("Cleco Utility") through a statutory share exchange of each share of common stock and preferred stock of Cleco Utility for one share of common stock or preferred stock, as the case may be, of Cleco, all in accordance with the Plan of Reorganization and Share Exchange Agreement, dated as of March 29, 1999. Cleco and Cleco Utility, the only subsidiary public utility company of Cleco, are predominantly intrastate in character and carry on their business substantially in Louisiana, the state of incorporation for both entities.

         Claimant has the following active subsidiaries, all of which are located at 2030 Donahue Ferry Road, Pineville, Louisiana 71360 unless otherwise noted:

         A. Cleco Utility, a wholly owned subsidiary of Cleco, is incorporated under the laws of the State of Louisiana. It is an operating electric public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in portions of north, central, south central and southeast Louisiana. Cleco Utility supplies retail and sale-for-resale electric service to approximately 246,000 customers. Cleco Utility also has energy marketing operations.

         B. CLE Resources, Inc. ("CLE Resources"), a wholly owned subsidiary of Cleco, is incorporated under the laws of the State of Delaware and is located at 1105 Market Street, Suite 1300, Wilmington, Delaware 19890. CLE Resources' sole function is to provide some of the financing for certain of Cleco's subsidiaries.

         C. Cleco Midstream Resources LLC ("Cleco Midstream"), a wholly-owned subsidiary of Cleco, is organized under the laws of the State of Louisiana and serves as an intermediary holding company, with its subsidiaries engaged in energy procurement, wholesale generation project development, prospective exempt wholesale generation, natural gas pipeline, generation facilities operation and energy marketing and trading businesses.

                  i. Cleco Columbian LLC, a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and is a potential electric co-generation and wholesale electric marketing project that is in an early developmental stage.

                  ii. Cleco Energy LLC ("Cleco Energy"), a majority owned subsidiary of Cleco Midstream (98%), is organized under the laws of the State of Texas and is located at 1201 Dairy Ashford, Houston, Texas 77079. Cleco Energy engages primarily in the wholesale marketing of natural gas as well as natural gas production, gathering and transmission.

                           Each of Cleco Energy's subsidiaries is located at
1201 Dairy Ashford, Houston, Texas 77079 unless otherwise noted in the description that follows.

                           (a) CLE Intrastate Pipeline Company, Inc. ("CLE
Pipeline"), a wholly owned subsidiary of Cleco Energy, is incorporated under the laws of the State of Louisiana and is located at 2030 Donahue Ferry Road, Pineville, Louisiana 71360. CLE Pipeline operates a set of intrastate natural gas transmission pipelines connecting Cleco Utility's and Cleco Evangeline LLC's ("Cleco Evangeline" - see item 4 below) natural gas-fired power plants to the interstate natural gas transmission grid.

                           (b) Sabine Texican Pipeline Company ("Sabine
Texican"), a wholly-owned subsidiary of Cleco Energy, is organized under the laws of the State of Texas and engages in the production, purchasing, gathering, marketing and transmission of natural gas through its subsidiaries.

                                    (1) Four Square Gas Company, Inc., a wholly
owned subsidiary of Sabine Texican, is incorporated under the laws of the State of Louisiana and serves as the principal marketing arm of liquid hydrocarbons and natural gas for Sabine Texican.

                                    (2) DeSoto Pipeline Company, Inc. ("DeSoto
Pipeline"), a wholly-owned subsidiary of Sabine Texican, is incorporated under the laws of the State of Louisiana and engages in the ownership and operation of intrastate natural gas transmission pipelines.

                                    (3) Four Square Production, L.L.C., a wholly
owned subsidiary of Sabine Texican, is organized under the laws of the State of Texas and engages in the ownership and operation of oil and natural gas producing wells.

                                    (4) Panola Exploration, Inc., a wholly owned
subsidiary of Sabine Texican, is incorporated under the laws of the State of Texas and was formed to acquire working interests in oil and/or natural gas properties. It currently has no assets and is not considered an operating entity of Sabine Texican.

                                    (5) STP Marketing, Inc. ("STP"), a wholly
owned subsidiary of Sabine Texican, is incorporated under the laws of Texas and was formed as an intermediary marketing company. STP is currently an inactive subsidiary with no assets and is in the process of dissolution.

                                    (6) Hudson SVD, L.L.C. ("Hudson SVD"), a
partially owned subsidiary of Sabine Texican (50%), is organized under the laws of the State of Texas and owns several natural gas gathering systems. Hudson SVD and each of its subsidiaries listed below are located at 2810 West Frank, Lufkin, Texas 75904.

                                             (i) Providence Partners, L.L.C., a
majority owned subsidiary of Hudson SVD (62%), is organized under the laws of the State of Texas and engages in the development and operation of a natural gas gathering system and natural gas processing plant.

                                             (ii) Hudson Capital Partners,
L.L.C., a majority owned subsidiary of Hudson SVD (88%), is organized under the laws of the State of Texas. It has no assets, is inactive and is in the process of dissolution.

                                             (iii) Rio Bravo Energy LLC, a
partially owned subsidiary of Hudson SVD (50%), is organized under the laws of the State of Texas and owns and operates a gas processing plant.

                                                      (aa) Sonora Pipeline,
L.L.C., a wholly owned subsidiary of Rio Bravo Energy, is organized under the laws of the State of Texas and owns and operates a pipeline system which delivers natural gas to the Rio Bravo gas plant for processing.

                  iii. Cleco Generation Services LLC ("Cleco Generation"), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and is a services company that plans to provide electric power plant operations, maintenance, and engineering expertise as well as labor support to Cleco Utility's and Cleco Evangeline's (see item 4 below) power plants and potentially to other generation owners, such as utilities, EWGs, rural electric cooperatives, municipal electric systems, and manufacturing industries with plant site generation.

                  iv. Cleco Marketing & Trading LLC ("Cleco Marketing"), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and is a company (owning or operating no facilities for the generation, transmission or distribution of electric energy for sale) that engages in the wholesale marketing of electricity and natural gas.

         D. Cleco Support Group LLC, a wholly owned subsidiary of Cleco, is organized under the laws of the State of Louisiana and provides joint and common administrative support services to Cleco and its affiliates in the areas of information technology support; financial, cash management, accounting and auditing services; human resources; corporate communications; project consulting; and other administrative services.

         E. Utility Construction & Technology Solutions LLC ("UtiliTech"), a wholly owned subsidiary of Cleco, is organized under the laws of the State of Louisiana and provides utility engineering and line construction services to municipal governments, rural electric cooperatives and investor-owned electric utility companies. The provision of these services is not a public utility action subject to the jurisdiction of the Louisiana Public Service Commission.

         F. Cleco ConnexUs LLC, a wholly owned subsidiary of Cleco, is organized under the laws of the State of Louisiana and will provide non-utility retail functions, including Internet service.


2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

         A. Cleco does not own any property used for the generation, transmission or distribution of electric energy for sale, or for the production, transmission or distribution of natural gas or manufactured gas.

         B. As of December 31, 1999, Cleco Utility owned electric generating facilities with an aggregate capacity of approximately 1,359 megawatts ("MW"). Cleco Utility's ownership interests in generation facilities, which it uses to serve its retail customers and to make wholesale sales of electric energy, are as follows:


       Generating Facility         Location                    Percent Ownership             MW Owned
       -------------------         --------                    -----------------             --------
       Dolet Hills                 Mansfield, La.                      50                      325

       Franklin                    Franklin, La.                      100                        7

       Rodemacher #1               Boyce, La.                         100                      440

       Rodemacher #2               Boyce, La.                          30                      157

       Teche                       Baldwin, La.                       100                      430

         As of December 31, 1999, Cleco Utility also owned a transmission system (69 kV and above) of approximately 1,190 circuit miles, including 21 miles of 69 kV lines; 648 miles of 138 kV lines; 454 miles of 230 kV lines; and 67 miles of 500 kV lines, and a distribution system of 14,409 circuit miles, including 380 circuit miles of underground distribution. Electric substation capacity associated with the above-described electric system consisted of 283 distribution substations with a total installed transformer capacity of 1,705 MVa and 81 transmission substations with a total installed transformer capacity of 9,805 MVa. The electric generating stations and substations, general office building, central warehouse, regional customer service offices/centers, and call center are located in Louisiana.

         As of December 31, 1999, Cleco Utility did not own any properties for the production, transmission or distribution of natural gas or manufactured gas.



3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

         (a) NUMBER OF KWH OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

                                                     Electricity                Gas
                  Cleco                              None                       None
                  Cleco Utility                      14,413,000,000             None

         (b) NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

                                                     Electricity                Gas
                  Cleco                              None                       None
                  Cleco Utility                      None                       None

         (c) NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

                                                     Electricity                Gas
                  Cleco                              None                       None
                  Cleco Utility                      None                       None

         (d) NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF NATURAL OR MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE.

                                                     Electricity                Gas
                  Cleco                              None                       None
                  Cleco Utility                      7,700,000                  None

4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES
         DOLLARS:

         Cleco is not an EWG or a foreign utility company but does hold an indirect interest in a company, Cleco Evangeline LLC ("Cleco Evangeline"), that has received pre-authorization from the FERC to operate as an EWG if and when it owns and operates eligible facilities, as defined in PUHCA, and sells electric energy at wholesale, as defined in PUHCA (and as described in Evangeline's EWG application to the FERC).

         (a) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

                  Cleco Evangeline, a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and owns a 750 MW electric generation facility that is presently under construction. Commercial operation of the facility is expected to begin in June 2000. Cleco Evangeline has entered into a Capacity Sale and Tolling Agreement with Williams Energy Marketing & Trading Company ("Williams"), whereby for 20 years Williams has the right to own and market the electricity produced by the facility. Cleco Evangeline will collect a fee from Williams for operating and maintaining the facility.

                  The generation facility is located in central Louisiana at 2180 St. Landry Hwy, St. Landry, Louisiana 71346. The address of Cleco Evangeline is 2030 Donahue Ferry Road, Pineville, Louisiana 71360.

         (b) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY AND DESCRIPTION OF THE INTEREST HELD.

                  Cleco Evangeline is a wholly owned subsidiary of Cleco Midstream.

         (c) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

                  Financing for the project at December 31, 1999 is in the form of $218.6 million of senior secured bonds of Cleco Evangeline collateralized by Cleco Evangeline's assets. As of December 31, 1999, approximately $160.8 million has been spent on the project.

                  Financing documents, providing for debt or equity financing of Cleco Evangeline, and involving Cleco or its affiliates, are as follows:

                  (1) Commercial Business Credit Agreement and Related Promissory Note, between Cleco Utility and Cleco Evangeline, pursuant to which Cleco Utility provided Cleco Evangeline a line of credit up to $110 million. This debt has matured and been paid in full.

                  (2) Commercial Business Credit Agreement and Related Promissory Note, between Cleco and Cleco Evangeline, pursuant to which Cleco provided Cleco Evangeline with a line of credit up to $150 million. This line of credit terminated December 15, 1999, upon the funding for the project by its commercial lenders, and has been paid in full.

                  (3) Equity Contribution Agreement, by Cleco in favor of Cleco Evangeline, and Bank One Trust Company, N.A., or other party serving as the collateral agent for the lenders to Cleco Evangeline (the "Collateral Agent"), pursuant to which Cleco will contribute up to $51.5 million to Cleco Evangeline.

                  (4) Commercial Business Credit Agreement and Related Promissory Note, between Cleco and Cleco Evangeline, pursuant to which Cleco is providing Cleco Evangeline with a line of credit up to $20 million.

         (d) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

                                                                   In Thousands
                                                                   ------------
                           Long-term Debt                               $ 218.6

                           Equity                                          (2.4)

                           Net Income                                    (553.0)

         (e) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

                  All of the following contracts pertain to the generation facilities of Cleco Evangeline specified in item 4(a) above.

                  (1) Agreement for Engineering, Procurement and Construction Services, between Cleco Evangeline and Cleco Midstream pursuant to which Cleco Midstream provides engineering, design, procurement, construction, start-up and initial testing of Cleco Evangeline's generation facilities. Cleco Evangeline is to pay Cleco Midstream $203,552,423 for the performance of these services.

                  (2) Guaranty of Agreement for Engineering, Procurement and Construction Services, between Cleco and Cleco Evangeline, pursuant to which Cleco guarantees the performance of Cleco Midstream's performance obligations under the Agreement for Engineering, Procurement and Construction Services.

                  (3) Operation and Maintenance Agreement, between Cleco Evangeline and Cleco Generation, pursuant to which Cleco Generation will provide operation and maintenance services on behalf of Cleco Evangeline, as operator. Cleco Evangeline is to pay Cleco Generation for all actual costs for (i) labor, (ii) materials, consumables and repair parts, (iii) certain taxes paid by Cleco Generation under this agreement, (iv) payments to subcontractors or other service providers and (v) engineering services that Cleco Evangeline requests and that are provided by Cleco Generation.

                  (4) Guaranty of Operation and Maintenance Agreement, between Cleco and Cleco Evangeline, pursuant to which Cleco guarantees Cleco Generation's performance obligations under the Operation and Maintenance Agreement.

                  (5) Gas Transportation Agreement, between Cleco Evangeline and CLE Pipeline pursuant to which CLE Pipeline is to transport Cleco Evangeline's natural gas fuel requirements via CLE Pipeline's lateral transmission pipelines from nearby interconnections with third party mainline transmission pipelines. The transportation rate consists of a demand charge of $63,000 per month plus a commodity charge of $0.01 per MMBtu of natural gas delivered.

                  (6) Guaranty of Gas Transportation Agreement, between Cleco and Cleco Evangeline, pursuant to which Cleco guarantees CLE Pipeline's performance obligations under the Gas Transportation Agreement.

                  (7) Interconnection Agreement, between Cleco Evangeline and Cleco Utility, pursuant to which the bus bars at Cleco Evangeline's generation facilities will be interconnected to Cleco Utility's adjacent transmission lines. Cleco Evangeline is obligated to construct, own, operate and maintain all the interconnection facilities and equipment on its side of the point of interconnection and Cleco Utility is obligated to construct, own, operate and maintain the interconnection facilities and equipment on its side of the point of interconnection; Cleco Evangeline is obligated to reimburse Cleco Utility its construction costs for these customer specific interconnection facilities.

                  (8) Agreement for Electric Service, between Cleco Utility and Cleco Evangeline, pursuant to which Cleco Utility will make retail sales of start-up power to Cleco Evangeline pursuant to Cleco Utility's LPSC Rate Schedule GS and its Rider Schedule for Long-Term Economic Development Service, as approved by the LPSC December 8, 1999.

                  (9) Agreement for Sale and Purchase of Natural Gas, between CLE Pipeline and Cleco Evangeline, pursuant to which CLE Pipeline is to sell start-up gas to Cleco Evangeline during the test period of Cleco Evangeline's generation facilities. The sales price is the index price for spot sales of natural gas, as published in "Gas Daily."

                  (10) Agency Agreement, between Cleco Marketing and Cleco Evangeline, pursuant to which Cleco Marketing is to act as agent, or broker, on behalf of Cleco Evangeline in marketing Cleco Evangeline's excess electric power, if any, and in purchasing replacement power for Cleco Evangeline to deliver to Cleco Evangeline's customer during certain unscheduled outages of facilities. The brokerage fee is 50% of Cleco Marketing's margins on energy brokered.

                  (11) Assignment of Agreement for Purchase of Turbines, between Cleco Utility and Cleco Midstream pursuant to which Cleco Utility assigned all of its rights under, and Cleco Midstream assumed all of the obligations and liabilities of Cleco Utility arising out of, the Agreement between Cleco Utility and CBS Corporation, acting on behalf of its Westinghouse Power Cleco Generation Division, dated July 26, 1998, relating to the design, manufacture, erection and installation of three combustion turbines.

                  (12) Assignment of Agreement for Purchase of Heat Recovery System Generators, between Cleco Utility and Cleco Evangeline, pursuant to which Cleco Utility assigned all of its rights under, and Cleco Evangeline assumed all of the obligations and liabilities of Cleco Utility arising out of, the Agreement between Cleco Utility and Braden Construction Services Inc., dated August 28, 1998, relating to the design, manufacture, erection and installation of three heat recovery steam generators (the "HRSG Purchase Agreement").

                  (13) Assignment of Agreement for Purchase of Heat Recovery Steam Generators, between Cleco Evangeline and Cleco Midstream, pursuant to which Cleco Evangeline assigned all of its rights under, and Cleco Midstream assumed all of the obligations and liabilities of Cleco Evangeline arising out of, the HRSG Purchase Agreement.

                  (14) Assignment of Agreement for Purchase of Transformers, between Cleco Evangeline and Cleco Midstream, pursuant to which Cleco Evangeline assigned to Cleco Midstream all of its rights under, and Cleco Midstream assumed all of the obligations and liabilities of Cleco Evangeline arising out of, the Agreement between Cleco Evangeline and Pennsylvania Transformer Technology, Inc., dated October 23, 1998, relating to the design, manufacture and delivery of three main power transformers.

                  (15) Master Use Agreements for Transfer of Assets, Goods and Services, between Cleco Evangeline and each of the following entities: Cleco, Cleco Utility, UtiliTech, CLE Pipeline, CLE Resources and Cleco Energy, pursuant to which Cleco Evangeline and the counterparty agree that each will provide for the use by and benefit of the other party any assets, goods and services that they mutually agree upon. Depending upon the types of property transferred, the transferee pays the transferor the fair market value, fully loaded cost or list price for any assets, goods or services.

                  (16) Human Resources Master Services Agreements, between Cleco Evangeline and each of the following entities:
                           Cleco, Cleco Utility, UtiliTech, CLE Pipeline, CLE Resources and Cleco Energy, pursuant to which Cleco Evangeline may agree to designate certain of its employees to provide services for the counterparty and/or the counterparty may agree to designate certain of its employees to provide services for Cleco Evangeline. The party borrowing the employees is required to pay the loaning party the aggregate labor charges attributable to the loaned employees, which includes direct payroll costs, employee salaries and benefits, as well as a share of departmental expenses.

                  (17) Consents to Assignment to Lenders, among Cleco Evangeline, the Collateral Agent, and each of Cleco, Cleco Utility, CLE Pipeline, Cleco Midstream, Cleco Generation, Cleco Marketing, UtiliTech, CLE Resources and Cleco Energy, pursuant to which those parties consent to the collateral assignment of al the foregoing agreements by Cleco Evangeline to the Collateral Agent to secure Cleco Evangeline's financing.

                  (18) Agreement for Purchase and Sale of Assets, between Cleco Utility and Cleco Evangeline, pursuant to which Cleco Utility sold to Cleco Evangeline generation facilities, associated land, leaseholds, and servitudes for their book value, $8,830,000, and the associated transmission facilities for their book value, $990,000, for a total of $9,820,000.

                  (19) Act of Cash Sale and Creation of Servitudes, between Cleco Utility and Cleco Evangeline, pursuant to which Cleco Utility conveyed to Cleco Evangeline approximately 22 acres of land on which generation facilities are located. The act also provides for multiple servitudes and rights of way running between the generation facilities and adjoining properties owned by Cleco Evangeline's affiliates, for roads, pipelines, electric lines, drainage and the like.

                  (20) Bill of Sale, between Cleco Utility and Cleco Evangeline, pursuant to which Cleco Utility conveyed to Cleco Evangeline all equipment relating to the generation facilities that is not as a matter of law considered part of the real estate site upon which the generation facilities are located.

                  (21) Act of Assignment and Assumption of Leases and Servitude and Sale of Movables, between Cleco Utility and Cleco Evangeline, pursuant to which Cleco Utility assigned to Cleco Evangeline multiple long-term leases that provide for the use of the cooling canal and lakes utilized for water discharged from the generation facilities.



         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 29th day of February, 2000.

                                          Cleco Corporation


                                          By:    /s/ THOMAS J. HOWLIN
                                                 -------------------------------
                                                 Thomas J. Howlin
                                                 Senior Vice President &
                                                 Chief Financial Officer

CORPORATE SEAL

Attest:

By:    /s/ CARLA D. BOOTHE
       -------------------------------
       Carla D. Boothe
       Assistant Corporate Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

         Thomas J. Howlin                            With copy to:
         Senior Vice President &
         Chief Financial Officer                     Tim Taylor
         Cleco Corporation                           BakerBotts LLP
         2030 Donahue Ferry Road                     One Shell Plaza
         Pineville, Louisiana 71360                  910 Louisiana
         Phone: (318) 484-7400                       Houston, Texas 77002-4995
         Fax: (318) 484-7777                         Phone: (713) 229-1184
                                                     Fax: (713) 229-7784

                                    EXHIBIT A

         A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES FOR THE LAST CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.

See attached statements labeled EXHIBIT A.


                                    EXHIBIT B
                             FINANCIAL DATA SCHEDULE

         IF, AT THE TIME A REPORT ON THIS FORM IS FILED, THE REGISTRANT IS REQUIRED TO SUBMIT THIS REPORT AND ANY AMENDMENTS THERETO ELECTRONICALLY VIA EDGAR, THE REGISTRANT SHALL FURNISH A FINANCIAL DATA SCHEDULE. THE SCHEDULE SHALL SET FORTH THE FINANCIAL AND OTHER DATA SPECIFIED BELOW THAT ARE APPLICABLE TO THE REGISTRANT ON A CONSOLIDATED BASIS.

                  Item No.    Caption Heading               In Thousands
                  --------    ---------------               ------------
                  1           Total Assets                  $  1,704,650

                  2           Total Operating Revenues      $    768,200

                  3           Net Income                    $     56,766


                                    EXHIBIT C

         AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING-COMPANY SYSTEM.

                             [ORGANIZATIONAL CHART]


                                                             -----------------
                                                             Cleco Corporation
                                                             -----------------
                                                                     |
__________________________________________________________________________________________________________________________________

                |                  |               |                 |                  |                   |
                |                  |               |                 |                  |                   |
                |  100%            |  100%         |   100%          |    100%          |   100%            |    100%
           ---------------     ---------------  ---------------    ---------------   ---------------    ---------------
            Cleco Utility      CLE Resources,   Cleco Midstream        Utility        Cleco Support          Cleco
              Group Inc.            Inc.         Resources LLC     Construction &        Group LLC       CunnexUs LLC
                                                                     Technology
                                                                    Solutions LLC
           ---------------     ---------------  ---------------    ---------------   ---------------    ---------------
                                                        |
__________________________________________________________________________________________________________________________________

          |                  |                |                 |                   |                 |                  |
          |   100%           |  100%          |    98%          |    100%           |   100%          |    100%          |     70%
  ----------------  ----------------  ----------------   ----------------   ----------------   ----------------   ----------------
  Cleco Evangeline   Cleco Columbian      Cleco Energy     Cleco Business   Cleco Generation    Cleco Marketing       Acadia Power
        LLC                LLC                 LLC        Development LLC     Services LLC       & Trading LLC       Partners, LLC
  ----------------  ----------------  ----------------   ----------------   ----------------   ----------------   ----------------
                                              |
                             __________________________________

                                |                 |
                                |  100%           |  100%
                             ---------------    ---------------
                              Sabine Texican    CLE Intrastate
                                 Pipeline          Pipeline
                                 Company*        Company, Inc.
                             ---------------    ---------------

* Sabine Texican Pipeline Company has ownership interests in numerous entities.

                              CLECO MIDSTREAM LLC
                          Consolidating Balance Sheet
                                December 31, 1999
                                 (IN THOUSANDS)

                                            CLECO      CLECO                                                    GENERATION
                                            ENERGY   EVANGELINE    MARKETING & TRADING    CLE PIPELINE    CBD   SERVICES
                                            ------   -----------   -------------------    ------------    ---   ----------
                      ASSETS
   PLANT, PROPERTY AND EQUIPMENT
      Utility
      Non-Utility                            9,832      8,816                                7,178
                                            ------    -------           ------              ------       -----       ---
         Total utility plant, net            9,832      8,816                0               7,178
                                            ------    -------           ------              ------       -----       ---
   ACCUMULATED DEPRECIATION
      Utility
      Non-Utility                           (1,102)       (24)                              (1,844)
                                            ------    -------           ------              ------       -----       ---
        Total Accumulated Depreciation      (1,102)       (24)               0              (1,844)
                                            ------    -------           ------              ------       -----       ---
   CONSTRUCTION WORK-PROGRESS                         160,860                0
                                            ------    -------           ------              ------       -----       ---
               Total Plant, Property
                & Equipment                  8,730    169,652                0               5,334
                                            ------    -------           ------              ------       -----       ---
   INVESTMENTS AND OTHER ASSETS                  0
                                            ------    -------           ------              ------       -----       ---
   INVESTMENTS IN SUBSIDIARIES
      Evangeline
      CLE Intrastate Pipeline
      Energy
      CBD
                                            ------    -------           ------              ------       -----       ---
       TOTAL INVESTMENTS IN SUBSIDIARIES         0          0                0                   0
                                            ------    -------           ------              ------       -----       ---
CURRENT ASSETS
      Cash and cash equivalents              1,333     62,252                                 (378)
      Accounts receivable, net*              1,161        632            2,973
      146.00 Account Rec associated
        companies                                     (26,191)             222               1,900           1
      Other Accts receiv from associated
        companies                           (1,953)                      9,125               2,143
      Accounts receivable/Taxes                112                                              12
      Notes receivable from others
      Notes receivable from associated
        companies
      Unbilled revenues                      2,776
      Fuel inventory, at average cost
      Materials and supplies inventory,
        at average cost                         38        541
      Accumulated deferred fuel
      Prepayments and other current assets   2,586         34              459                  81
                                            ------    -------           ------              ------       -----       ---
                 TOTAL CURRENT ASSETS        6,053     37,268           12,779               3,758           1
                                            ------    -------           ------              ------       -----       ---
 PREPAYMENTS, DEFERRED CHARGES AND OTHER                4,602              149
                                            ------    -------           ------              ------       -----       ---
         TOTAL ASSETS                       14,783    211,522           12,928               9,092           1         0
                                            ======    =======           ======              ======       =====       ===

         CAPITALIZATION AND LIABILITIES
   COMMON SHAREHOLDERS' EQUITY
     Common stock, 22,479 and 22,463
      outstanding                                           1
      Premium on capital stock
      Member's  Equity                      10,011          1                                  650           1
      Retained earnings                     (2,933)    (2,382)           1,956               2,093                   (34)
      Treasury stock, 300 and 308
        outstanding
                                            ------    -------           ------              ------       -----       ---
        TOTAL COMMON SHAREHOLDERS' EQUITY    7,078     (2,381)           1,956               2,744           1       (34)
                                            ------    -------           ------              ------       -----       ---
EQUITY, CLECO
                                            ------    -------           ------              ------       -----       ---
    Preferred stock, $100 par value
      Not subject to mandatory redemption
      Deferred comp related to pref stock
       held by ESOP
      Subject to mandatory redemption
                                            ------    -------           ------              ------       -----       ---
        Total preferred stock                    0          0                0                   0
                                            ------    -------           ------              ------       -----       ---
   Long-term debt, net                         656    218,600
                                            ------    -------           ------              ------       -----       ---
         TOTAL CAPITALIZATION                7,734    216,219            1,956               2,744           1       (34)
                                            ------    -------           ------              ------       -----       ---
MINORITY INTEREST, CLECO ENERGY
                                            ------    -------           ------              ------       -----       ---
   CURRENT LIABILITIES
      Short-term debt                        2,374
      Accounts payable                       2,431     10,334            2,902                 734                    55
      146.00 Account Pay associated
       companies
      Other Accts Pay to associated
       companies                               624         24            1,550               1,605
      Retainage                                         7,733            4,118
      Notes payable to associated
       companies                             1,300    (23,567)                               4,009
      Customer deposits
      Taxes accrued                                       (87)           1,474
      Interest accrued                                    803
      Accumulated deferred fuel
      Other current liabilities                320                         841                   0
                                            ------    -------           ------              ------       -----       ---
                 TOTAL CURRENT LIABILITIES   7,049     (4,760)          10,885               6,348                    55
                                            ------    -------           ------              ------       -----       ---
   DEFERRED CREDITS
     Accumulated deferred income taxes                     29              (24)                  0                   (21)
     Accumulated deferred investment tax
      credits
     Other deferred credits                                34              111
                                            ------    -------           ------              ------       -----       ---
                 TOTAL DEFERRED CREDITS          0         63               87                   0                   (21)
                                            ------    -------           ------              ------       -----       ---
TOTAL CAPITALIZATION AND LIABILITIES        14,783    211,522           12,928               9,092           1         0
                                            ======    =======           ======              ======       =====       ===

                                                 0          0                0                   0           0         0










                                                                  CLECO
                                                             MIDSTREAM L.L.C.        ELIMINATIONS      CONSOLIDATED
                                                             ----------------        ------------      ------------
                     ASSETS
   PLANT, PROPERTY AND EQUIPMENT
      Utility                                                                                   0               0
      Non-Utility                                                 1,022                                    26,848
                                                                 ------                   -------         -------
         Total utility plant, net                                 1,022                         0          26,848
                                                                 ------                   -------         -------
   ACCUMULATED DEPRECIATION
      Utility                                                                                                   0
      Non-Utility                                                                                          (2,970)
                                                                 ------                   -------         -------
         Total Accumulated Depreciation                               0                         0          (2,970)
                                                                 ------                   -------         -------
   CONSTRUCTION WORK-PROGRESS                                        72                         0         160,932
                                                                 ------                   -------         -------
           TOTAL PLANT, PROPERTY & EQUIPMENT                      1,094                         0         184,810
                                                                 ------                   -------         -------
   INVESTMENTS AND OTHER ASSETS                                                                                 0
                                                                 ------                   -------         -------
   INVESTMENTS IN SUBSIDIARIES                                                                                  0
      Evangeline                                                 (2,068)                    2,068               0
      CLE Intrastate Pipeline                                     2,284                    (2,284)              0
      Energy                                                     11,055                   (11,055)              0
      CBD                                                             1                        (1)              0
                                                                                                0               0
                                                                 ------                   -------         -------
                TOTAL INVESTMENTS IN SUBSIDIARIES                11,272                   (11,272)              0
                                                                 ------                   -------         -------
CURRENT ASSETS
      Cash and cash equivalents                                     (39)                                   63,168
      Accounts receivable, net *                                     67                                     4,833
      146.00 Account Rec associated companies                    (1,821)                                  (25,889)
      Other Accts receiv from associated companies                                         (1,028)          8,287
      Accounts receivable/Taxes                                                                               124
      Notes receivable from others                                                                              0
      Notes receivable from associated companies                                                                0
      Unbilled revenues                                                                                     2,776
      Fuel inventory, at average cost                                                                           0
      Materials and supplies inventory, at average cost               0                                       579
      Accumulated deferred fuel                                                                                 0
      Prepayments and other current assets                          422                                     3,582
                                                                 ------                   -------         -------
TOTAL CURRENT ASSETS                                             (1,371)                   (1,028)         57,460
                                                                 ------                   -------         -------
 PREPAYMENTS, DEFERRED CHARGES AND OTHER                                                                    4,751
                                                                 ------                   -------         -------
         TOTAL ASSETS                                            10,995                   (12,300)        247,021
                                                                 ======                   =======         =======


CAPITALIZATION AND LIABILITIES
   COMMON SHAREHOLDERS'EQUITY
      Common stock, 22,479 and 22,463 outstanding                                              (1)              0
      Premium on capital stock                                                                                  0
      Member's  Equity                                            8,104                   (10,663)          8,104
      Retained earnings                                             (17)                     (608)         (1,925)
      Treasury stock, 300 and 308 outstanding                                                                   0
                                                                 ------                   -------         -------
           TOTAL COMMON SHAREHOLDERS' EQUITY                      8,087                   (11,272)          6,179
                                                                 ------                   -------         -------
EQUITY, CLECO                                                                                   0               0
                                                                 ------                   -------         -------
    Preferred stock, $100 par value
      Not subject to mandatory redemption                                                                       0
      Deferred comp related to pref stock held by ESOP                                                          0
      Subject to mandatory redemption                                                                           0
        Total preferred stock                                         0                         0               0
                                                                 ------                   -------         -------
   Long-term debt, net                                            1,036                                   220,292
                                                                 ------                   -------         -------
         TOTAL CAPITALIZATION                                     9,123                   (11,272)        226,471
                                                                 ------                   -------         -------
MINORITY INTEREST, CLECO ENERGY                                                                                 0
                                                                 ------                   -------         -------
   CURRENT LIABILITIES
      Short-term debt                                                                                       2,374
      Accounts payable                                              600                                    17,056
      146.00 Account Pay associated companies                                                                   0
      Other Accts Pay to associated companies                       232                    (1,028)          3,007
      Retainage                                                                                             7,733
      Notes payable to associated companies                       1,727                                   (12,413)
      Customer deposits                                                                                         0
      Taxes accrued                                                (687)                                      700
      Interest accrued                                                                                        803
      Accumulated deferred fuel                                                                                 0
      Other current liabilities                                                                             1,161
                                                                 ------                   -------         -------
                       TOTAL CURRENT LIABILITIES                  1,872                    (1,028)         20,421
                                                                 ------                   -------         -------
   DEFERRED CREDITS
      Accumulated deferred income taxes                                                                       (16)
      Accumulated deferred investment tax credits                                                               0
      Other deferred credits                                                                                  145
                                                                 ------                   -------         -------
                       TOTAL DEFERRED CREDITS                         0                         0             129
                                                                 ------                   -------         -------
         TOTAL CAPITALIZATION AND LIABILITIES                    10,995                   (12,300)        247,021
                                                                 ======                   =======         =======
                                                                      0                         0               0

                                CLECO CORPORATION
                       CONSOLIDATING STATEMENTS OF INCOME
                      FOR THE YEAR ENDING DECEMBER 31, 1999
                                   (UNAUDITED)

                                              Midstream                                                      Support
                                             Consolidated    Cleco   Utility Group Utilitech   Resources     Service    ConnexUs
                                             ------------   -------  ------------- ---------   ---------     -------    --------
Operating Revenue
  Retail electric operations                          0                 508,790
  Energy marketing operations                    18,698                 237,731
  Other operations                                1,640                               4,117
  Intercompany revenues                           6,493      43,308       7,816         792
                                                -------     -------     -------     -------      -------     -------     -------
     Gross Operating Revenue                     26,831      43,308     754,337       4,909            0           0           0
Less:
  Retail electric customer credits                    0                  (2,776)
                                                -------     -------     -------     -------      -------     -------     -------
Total Operating Revenues                         26,831      43,308     751,561       4,909            0           0           0

Operating Expenses
  Fuel used for electric generation                 557                 146,826
  Power Purchased for utility customers               0                  65,303
  Purchases for energy marketing operations      14,300                 230,084
  Other Operations Expense                        4,062         274      75,857       5,503           13          10          14
  Maintenance                                       483                  29,369          57
  Depreciation                                      668                  49,285          66
  Inter company COGS                              4,336      43,308       6,396         518
  Allocations                                       524                       0         182
  Taxes other than income taxes                     174                  35,870          28
                                                -------     -------     -------     -------      -------     -------     -------

  Total operating expenses                       25,104      43,582     638,990       6,354           13          10          14
                                                -------     -------     -------     -------      -------     -------     -------

Income from operations                            1,727        (274)    112,571      (1,445)         (13)        (10)        (14)

Other income and deductions
  Interest income                                   147          42       1,238                      609
  AFUDC                                               0                     654
  Other income                                      589      39,940      (2,095)         18           86
                                                -------     -------     -------     -------      -------     -------     -------

Income before Interest                            2,463      39,708     112,368      (1,427)         682         (10)        (14)

Interest expenses
  Interest                                          861         666      27,224           9
  AFUDC                                               0                     (91)
  Amortization of debt discount, premium              0                   1,282
                                                -------     -------     -------     -------      -------     -------     -------
       Total Interest Charges                       861         666      28,415           9            0           0           0
                                                -------     -------     -------     -------      -------     -------     -------

Income before taxes                               1,602      39,042      83,953      (1,436)         682         (10)        (14)

Income Taxes                                        427        (512)     27,271        (542)         589          (4)         (5)
                                                -------     -------     -------     -------      -------     -------     -------

Net Income                                        1,175      39,554      56,682        (894)          93          (6)         (9)

Preferred Dividends Paid                              0         963       1,047
                                                -------     -------     -------     -------      -------     -------     -------
Net Income to Common                              1,175      38,591      55,635        (894)          93          (6)         (9)
                                                =======     =======     =======     =======      =======     =======     =======

                                                                             Cleco
                                             Subtotal     Eliminations    Consolidated
                                             --------   ----------------  -------------
Operating Revenue
  Retail electric operations                  508,790                         508,790
  Energy marketing operations                 256,429                         256,429
  Other operations                              5,757                           5,757
  Intercompany revenues                        58,409    (58,409)                   0
                                              -------   --------  -------      -------
     Gross Operating Revenue                  829,385                         770,976
Less:
  Retail electric customer credits             (2,776)                         (2,776)
                                              -------   --------  -------      -------
Total Operating Revenues                      826,609                         768,200

Operating Expenses
  Fuel used for electric generation           147,383              (2,154)     145,229
  Power Purchased for utility customers        65,303                           65,303
  Purchases for energy marketing operations   244,384                          244,384
  Other Operations Expense                     85,733                (990)      84,743
  Maintenance                                  29,909                           29,909
  Depreciation                                 50,019                           50,019
  Inter company COGS                           54,558             (54,558)           0
  Allocations                                     706                (706)           0
  Taxes other than income taxes                36,072                           36,072
                                              -------   --------  -------      -------

  Total operating expenses                    714,067                          655,659
                                              -------   --------  -------      -------

Income from operations                        112,542                          112,541

Other income and deductions
  Interest income                               2,036      (348)                 1,688
  AFUDC                                           654                              654
  Other income                                 38,538             (39,828)      (1,290)
                                              -------   --------  -------      -------

Income before Interest                        153,770                          113,593

Interest expenses
  Interest                                     28,760                (348)      28,412
  AFUDC                                           (91)                             (91)
  Amortization of debt discount, premium        1,282                            1,282
                                              -------   --------  -------      -------
       Total Interest Charges                  29,951                           29,603
                                              -------   --------  -------      -------

Income before taxes                           123,819                           83,990

Income Taxes                                   27,224                           27,224
                                              -------   --------  -------      -------

Net Income                                     96,595                           56,766

Preferred Dividends Paid                        2,010                            2,010
                                              -------   --------  -------      -------
Net Income to Common                           94,585   (58,757)  (98,584)      54,756
                                              =======   ========  =======      =======

                         CLECO MIDSTREAM RESOURCES LLL
                       CONSOLIDATING STATEMENT OF INCOME
                     FOR THE YEAR ENDING DECEMBER 31, 1999

                                                          Marketing &
                                              Midstream    Trading     Pipeline   Evangeline   Gen Svs      Energy     Subtotal
                                              ---------   -----------  --------   ----------   -------     -------     -------
Operating Revenue
  Retail electric operations                                                                                                   0
  Energy marketing operations                                18,698                                                       18,698
  Other operations                                  105                                   5                    1,530       1,640
  Intercompany revenues                             583       3,938       1,597         674                                6,792
                                                -------     -------     -------     -------      -------     -------     -------
     Gross Operating Revenue                        688      22,636       1,597         679            0       1,530      27,130
Less:
  Retail electric customer credits                                                                                             0
                                                -------     -------     -------     -------      -------     -------     -------
Total Operating Revenues                            688      22,636       1,597         679            0       1,530      27,130

Operating Expenses
  Fuel used for electric generation                                                                                          557
  Power Purchased for utility customers                                                                                        0
  Purchases for energy marketing operations         196      14,104                                                       14,300
  Other Operations Expense                          547         852          55       1,094                    1,514       4,062
  Maintenance                                                    60         106          31           55         231         483
  Depreciation                                                              230          24                      414         668
  Inter company COGS                                583       3,936                     116                        0       4,635
  Allocations                                         1         383                     140                        0         524
  Taxes other than income taxes                      11           7          61           1                       94         174
                                                -------     -------     -------     -------      -------     -------     -------
  Total operating expenses                        1,338      19,342         452       1,963           55       2,253      25,403
                                                -------     -------     -------     -------      -------     -------     -------
Income from operations                             (650)      3,294       1,145      (1,284)         (55)       (723)      1,727

Other income and deductions
  Interest income                                                                       147                                  147
  AFUDC                                                                                                                        0
  Other income                                                                6                                              589
                                                -------     -------     -------     -------      -------     -------     -------
Income before Interest                             (650)      3,294       1,151      (1,137)         (55)       (140)      2,463

Interest expenses
  Interest                                           53          45         131         197                      435         861
  AFUDC                                                                                                                        0
  Amortization of debt discount, premium                                                                                       0
                                                -------     -------     -------     -------      -------     -------     -------
      Total Interest Charges                         53          45         131         197            0         435         861
                                                -------     -------     -------     -------      -------     -------     -------
Income before taxes                                (703)      3,249       1,020      (1,334)         (55)       (575)      1,602

Income Taxes                                       (564)      1,294         499        (781)         (21)                    427
                                                -------     -------     -------     -------      -------     -------     -------

Net Income                                         (139)      1,955         521        (553)         (34)       (575)      1,175

Preferred Dividends Paid                                                                                                       0
                                                -------     -------     -------     -------      -------     -------     -------

Net income to Common                               (139)      1,955         521        (553)         (34)       (575)      1,175
                                                =======     =======     =======     =======      =======     =======     =======
                                                                Midstream
                                              Eliminations     Consolidated
                                              ------------     ------------
Operating Revenue
  Retail electric operations                                             0
  Energy marketing operations                                       18,698
  Other operations                                                   1,640
  Intercompany revenues                           (299)              6,493
                                               -------  ------     -------
     Gross Operating Revenue                                        26,831
Less:
  Retail electric customer credits
                                               -------  ------     -------
Total Operating Revenues                                            26,831

Operating Expenses
  Fuel used for electric generation                                    557
  Power Purchased for utility customers                                  0
  Purchases for energy marketing operations                         14,300
  Other Operations Expense                                           4,062
  Maintenance                                                          483
  Depreciation                                                         668
  Inter company COGS                                      (299)      4,336
  Allocations                                                          524
  Taxes other than income taxes                                        174
                                               -------  ------     -------
  Total operating expenses                                          25,104
                                               -------  ------     -------
Income from operations                                               1,727

Other income and deductions
  Interest income                                                      147
  AFUDC                                                                  0
  Other income                                                         589
                                               -------  ------     -------
Income before Interest                                               2,463

Interest expenses
  Interest                                                             861
  AFUDC                                                                  0
  Amortization of debt discount, premium                                 0
                                               -------  ------     -------
      Total Interest Charges                                           861
                                               -------  ------     -------

Income before taxes                                                  1,602

Income Taxes                                                           427
                                               -------  ------     -------

Net Income                                                           1,175

Preferred Dividends Paid                                                 0
                                               -------  ------     -------

Net income to Common                              (299)   (299)      1,175
                                               =======  ======     =======